                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                       UNDER SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                NEXLE CORPORATION
--------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)

             DELAWARE                                      52-2303874
-------------------------------------       ------------------------------------
       (State or jurisdiction of            (I.R.S. Employer Identification No.)
   incorporation or organization)

              3250 HATCH ROAD, CEDAR PARK, TEXAS         78613
-------------------------------------------------  ------------------
      (Address of principal executive offices)          (Zip Code)

Issuer's telephone number, ( 512) 219-3277
                            ----  ---------

Securities to be registered under Section 12(b) of the Act:

---------------------------------------------     ------------

---------------------------------------------     ------------

Securities to be registered under 12(g) of the Act:

      Title of each class              Name of each exchange on which
      to be so registered              each class is to be registered

Common Shares par value $.0001                     OTC: BB
--------------------------------------------------------------
                          (Title of Class)

--------------------------------------------------------------
                          (Title of Class)


                  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                    Total Number of Pages ______
                                                      Exhibit List - Page ______

                                NEXLE CORPORATION

                                TABLE OF CONTENTS

Business......................................................................3

Management Discussion & Analysis or Plan of Operation.........................7

Principal Shareholders........................................................9

Management...................................................................10

Certain Transactions.........................................................12

Description of Securities....................................................12

Dividend Policy..............................................................13

Stock Transfer Agent.........................................................13

Legal Matters................................................................13

Signatures...................................................................16

Index to Financial Statements................................................17

Index to Exhibits............................................................33

                                    BUSINESS

BUSINESS OVERVIEW

                Nexle Corp., (collectively referred to as "we", the "Company" and "Nexle"), was incorporated on March 18, 1998 under the laws of the State of Delaware as Integrative Technologies Corporation. It was formed for purposes of pursuing and developing technologies. In March 2001 we changed its direction when Mr. Darrell McEver and Mr. Gabriel McEver joined the company on a full time basis. In April 2001 we changed the company name to Nexle Corporation and began focusing on a new business plan. We are a development stage company and have not experienced significant operations since our formation.

                Nexle will utilize its proprietary and confidential technology and methodology to trade Commodities Futures Contracts and their Derivatives. Nexle will also trade equity securities. Nexle will utilize it's own funding for this purpose and does not expect to manage funds for other companies nor does Nexle expect to sell or license this technology to other companies. Nexle currently intends to raise funding through note proceeds from related parties, including shareholders and employees. This is a new business model and direction for Nexle, as this new technology and methodology was developed over the past two years by Darrell W. McEver at his own time and expense. Darrell W. McEver has transferred the initial proprietary technology to Nexle at no cost. Future development cost will be borne by Nexle. Nexle may elect to develop additional technologies under the guidance of Mr. McEver.

                Nexle has set up new offices and began following its new business model. Nexle expects to generate revenues within the next two months. As with most new companies profitability cannot be assured.

REVENUE STREAMS

                Nexle plans to build revenues and profits primarily from the trading of Commodities Futures and their Derivatives. Nexle will also trade equity securities. Nexle seeks to gain a competitive advantage in this arena by utilizing proprietary and confidential technology and methodology that it has acquired and continues to develop.

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REVENUE POTENTIAL

                Nexle's revenue potential will be limited by the amount of investment capital we have on hand.

                   o The size of the Commodities Futures Market in the United States Market alone is well over 100 Billion dollars a year.
                   o We will be placing our own capital at risk and therefore we expect to log all round-turn sales as gross revenue.
                   o Nexle will initially seek to obtain funding of between $300,000 and $600,000 over the next three to six months from its five principal shareholders.

COMPETITION

                Presently there are many companies focused on trading Commodities in this country, including Enron, Williams and others with substantially greater resources. Nexle intends to compete because it believes there are opportunities.

                  (1) Nexle has identified what it believes to be opportunities in the gas commodities trading patterns that it intends to exploit.
                  (2) Nexle intends to focus it technologies and methodologies on certain types of contracts, primarily gas commodities contracts.

                We believe we can move strategically into the Commodities Futures and Derivatives trading arena and maintain an advantage by applying and continually improving proprietary technologies and methodologies.

BUSINESS STRATEGIES

                We will implement the following strategies to achieve our goal of becoming a successful Commodities trading firm.

                (1) Raise initial capital.
                (2) Implement successful trading technologies and methodologies.
                (3) Reinvesting earnings, if any, back into the Company.
                (4) Keep our overhead and research and development costs under control.

STRATEGIC PARTNERSHIPS AND ALLIANCES

                We should not need to develop partnerships or alliances but will keep our business options open for opportunities that may arise in the course of normal business.

MARKETING

                Because of Nexle's business model, Nexle has no need for a product-marketing group at this time. This may change if we develop a marketable technology in the future.

WEB SITE

                Nexle is constructing a company website/server for corporate communications as well as investor communication and relations.

                Our investment in Web Site technology may take the form of purchasing off-the-shelf solutions or developing proprietary technology when appropriate.

LARGE SCALE MULTI-PROCESSOR CLUSTERED COMPUTER

                Nexle has started construction of a Large Scale
Multi-Processor Clustered Computer. This computer is expected to grow in size with us. This computer system will run Nexle's proprietary programs as well as other programs necessary for Nexle's trading system.

INTELLECTUAL PROPERTY

                We have not applied for any patents, trademarks or license as of this time.

EMPLOYEES

                At present, we have 3 employees, Darrell W. McEver, our CEO/President, has an unwritten arrangement to conduct our affairs at minimal compensation for at least one more year.

EXECUTIVE COMPENSATION

                No Officer/Director has been compensated with salaries or any other form of remuneration.

                Offices/Directors will be reimbursed for any out-of-pocket expenses in the performance of their duties for us.

FACILITIES

                Our executive offices and facilities are located at 3250 Hatch Road, Cedar Park, Texas 78613. Such space consists of 750 Sq. Ft. We have signed a one-year lease in April 2001. Our annual rental is $14,000.00.

           MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

                We have established as our goal the generation of revenue via trading of Commodities Futures Contracts and their Derivatives.

                We have completed the first phase of development of our proprietary technology and methodology and expect to begin actual trading in August of 2001. Our first efforts will be focused on the Natural Gas Market and we expect to branch into trading in other energy related markets as quickly as possible. We also intend to trade equity securities.

                Nexle has moved into new office space in the Austin Texas area and we started the engineering and construction of our new large Scale Multi-Processor computer and expect this new system to grow and expand with the complexities of the computer models that we run.

RESULTS OF OPERATIONS

Six months ending June 2001 vs. June 2000.

                For the six months ending June 2001, Nexle Corporation generated revenues of $56,221 and had realized gains of $9,766 from the sale of equity securities in one company. For the six months ending June 2000, Nexle Corporation did not generate revenues nor did it have sales. General, administrative, legal and payroll expenses totaled $14,378 for the current period versus $483 for the previous period. We incurred a debt of $16,954 from five principal stockholders; we can issue restricted shares at a value of $0.10 (169,540 shares) to repay the debt. Nexle also earned $109 of interest income from funds held in a money market account.

2000 vs. 1999

                During 2000 we experienced general and administrative expenses of $483 versus $125 for the previous period. During this period Mr. Darrell McEver performed research and development work at his own expense.

1999 vs. 1998

                During 1999 we experienced general and administrative expenses of $125 versus $345 for the previous period. During this period Mr. Darrell McEver performed research and development work at his own expense.

LIQUIDITY AND FINANCIAL RESOURCES

                We have not generated profits since our inception in 1998. At the end of June, 2001 we incurred a debt of $16,954 from the five principal stockholders; we can issue restricted shares at a value of $0.10 (169,540 shares) to repay the debt. We currently have total liquid assets of $9,053.

                We are of the opinion that the 5 principal shareholders will loan us $300,000 to $600,000 over the next 3-6 months along similar terms with the value of the share price to be as a percentage of the current market price. We cannot guarantee that we can raise enough money to be successful in our trading efforts not can we guarantee that even if we were successful in raising the necessary capital from our principal stockholders or other sources for that matter that our trading model will be successful.

FORWARD-LOOKING INFORMATION

                Certain statements in this document are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. We make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

                PRINCIPAL SHAREHOLDERS

                The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of May 16, 2001, by (i) each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") who is known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director of the Company, and (iii) all directors and executive officers as a group. Unless otherwise indicated, all persons listed below have sole voting power and investment power with respect to such shares. Total number of shares authorized is 50,000,000 shares of Common Stock, each of which is $.0001 per share par value. Out of a total of 16,838,000 shares of Common Stock, which have been issued and are outstanding, the principal shareholders own 15,000,000 shares of Common Stock as follows:

                Shares Beneficially Owned           Number        Percent
                                                    ------        -------
                Darrell W. McEver(1)               3,000,000         17.7%
                Rte. 5 Box 131A45
                Trinity, TX 75862

                John R. Barnard(1)                 3,000,000         17.7%
                1003 Ridgemont
                Round Rock, TX 78664

                Gabriel W. McEver(1)               3,000,000         17.7%
                222 Suncrest B'lvd.
                Savannah, GA 31410

                John A. West                       3,000,000         17.7%
                2415 Vintage Circle
                Richmond, TX 77469

                Richard Wachs                      3,000,000         17.7%
                1320 Pachea Trail
                Austin, TX 78726

                Directors and officers as a group  9,000,000 shares

(1) Directors and Officers

                              MANAGEMENT

                There are currently two (2) occupied seats on the Board of Directors. The following table sets forth information with respect to the directors and executive officers.

                                  DATE SERVICE
NAME                          AGE           OFFICE                   COMMENCED
--------------------------------------------------------------------------------
Darrell W. McEver*            49         Chairman, President         April, 2001
John R. Barnard*              34         V. President, Director      March, 1998
Gabriel W. McEver             27         V. President                March, 1998

* Indicates Board Member

                All directors will hold office until the next annual stockholder's meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

                The Officers and Directors of the Company are set forth below.

                DARRELL W. MCEVER
                Chairman, CEO & President

                Mr. Darrell W. McEver has over twenty-five years experience in the oil and gas and petro-chemical business and technology sector. Mr. McEver was Vice-President of McEver Engineering (later Science Management-SMC-McEver) in Houston Texas, an engineering and construction company. Mr. McEver authored the Petro-Chem series CAD system as president of Automated Graphics, Inc. Mr. McEver was co-developer of Personalysis(R)for Windows for Management Technologies, Inc. along with his friend and mentor James Noland author of Personalysis(R)and founder of Management Technologies, Inc. Mr. McEver has served as Vice-President of Clearview Technologies, Inc., Austin, Texas, COO/Senior Vice-President of Greenleaf Technologies, Inc., Austin Texas and most recently CEO of McEver Technologies, Inc.

                JOHN R. BARNARD
                Senior Vice President/Founder

                Mr. Barnard has eight years experience in the high tech and Internet sectors. Prior to 1991, Mr. Barnard served his country for four years in the United States Navy. Mr. Barnard then moved on to attend Southwest Texas State University in San Marcos. Mr. Barnard held positions such as V.P. of Marketing for WebEver Productions of Lago Vista, Texas, and Director of Marketing for Micro-X of Cleveland, Ohio before founding Integrative Technologies Corporation. Mr. Barnard has worked in conjunction with many companies to facilitate the funding and promotion of new products and to assist entrepreneurs in start-up enterprises and acquisitions.

                GABRIEL W. MCEVER
                Vice President

                Mr. Gabriel McEver has over six years experience in the Internet sector. Mr. McEver served as President of WebEver Productions in Austin, Texas as well as Owner of McEver Studios a 3d computer animation studio. Mr. McEver most recently was Vice-President of McEver Technologies, Inc.

EXECUTIVE COMPENSATION

                The following table sets forth the annual remuneration for the highest paid officers and directors of the Company for the fiscal year ending December 31, 2000.

                        Capacities in Which Aggregate
Name                      Remuneration was Received          Remuneration
--------------------------------------------------------------------------------
Darrell W. McEver             Chairman, President                -none
John R. Barnard               V. President                       -none
Gabriel W. McEver             V. President                       -none

DIRECTOR COMPENSATION

                Our directors receive no compensation for their services as directors.

DIRECTORS AND OFFICERS INSURANCE

                We are exploring the possibility of obtaining directors and officers ("D & O") liability insurance. We have obtained several premium quotations but have not entered into any contract with any insurance company to provide said coverages. There is no assurance that we will be able to obtain such insurance.

                              CERTAIN TRANSACTIONS

Issuance of Stock:
                Through 1998, to and including 2000, we issued common shares to our founders, promoters, and affiliates, which after accounting for a forward split totaled 15,000,000 shares. The issuances of the shares were pursuant to
Section 4(2) of the Securities Act of 1933, as amended.

                At the end of June, 2001 we incurred a debt of $16,954 from the five principal stockholders; we have the option to issue restricted common shares at a value of $0.10 (169,540 shares) to repay the debt or repay the debt in cash.

                            DESCRIPTION OF SECURITIES

GENERAL

                We are authorized to issue 50,000,000 shares of Common Stock, at a par value $.0001 per share. As of May 16, 2001 there are 16,838,000 shares of Common Stock outstanding. The number of shareholders as of May 16, 2001 is 36.

COMMON STOCK

                The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have a liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued in exchange for the consideration set forth in this Prospectus, will be, fully paid and non-assessable.

LIQUIDATION RIGHTS

                In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims. Warrant holders will not be entitled to liquidation rights, and will not be treated as stockholders prior to the exercise of the warrants.

                                 DIVIDEND POLICY

                We have never declared or paid cash dividends on our Common Stock and anticipate that all future earnings will be retained for development of our business. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

                              STOCK TRANSFER AGENT

                Our transfer agent and registrar of the Common Stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey, 07016-3572, Tel. (908) 497-2300.

                                  LEGAL MATTERS

                There is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officers, directors, or other key personnel.

                                     PART II

INDEMNIFICATION OF OFFICERS AND DIRECTORS

                At present we have not entered into individual indemnity agreements with our Officers or Directors. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Delaware law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

                Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and we will be governed by the final adjudication of such case.

RECENT SALES OF UNREGISTERED SECURITIES.

             --- NONE ---

MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS DESCRIPTION OF SECURITIES:

             We are authorized to issue 50,000,000 shares of Common Stock, at a par value $.0001 per share. As of May 16, 2001 there are 16,838,000 shares of Common Stock outstanding. The number of shareholders as of May 16, 2001 is
36. As yet we have no market maker, the stock is unlisted and no market price has been set on the stock.

             We have never declared or paid cash dividends on our Common Stock and anticipate that all future earnings will be retained for development of our business. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

LEGAL PROCEEDINGS

             There is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officers, directors, or other key personnel.

NEXLE CORPORATION

                    INDEX TO FINANCIAL STATEMENTS

                                                       Page
Independent Auditors' Report                            18

Balance Sheets                                          19

Statements of Operations, Six Months Ended
     June 30, 2001 and the Period from
     Inception to December 31, 2001                     20

Statements of Stockholders' Equity                      22

Statements of Cash Flows, Six Months Ended
     June 30, 2001 and the Period from
     Inception to December 31, 2000                     23

Notes to Financial Statements                           24

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders'
Nexle Corporation:

We have audited the accompanying consolidated balance sheet of Nexle Corporation (a development stage company) as of June 30, 2001 and December 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the six months ended June 30, 2001 and the period from inception (March 18, 1998) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Nexle Corporation as of June 30, 2001 and December 31, 2000, and the results of its operations and its cash flows for the six months ended June 30, 2001 and the period from inception (March 18, 1998) to December 31, 2000 in conformity with generally accepted accounting principles.

The accumulated deficit during the development stage for the period from date of inception to June 30, 2001 is $7,142.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has incurred net losses from operations and has not yet commenced full operation, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

HELIN & DONOVAN, PLLC

/s/ Helin & Donovan, PLLC

July 24, 2001
Austin, Texas

                                                       NEXLE CORPORATION

                                                 (A DEVELOPMENT STAGE COMPANY)

                                                        BALANCE SHEETS

                                           AS OF JUNE 30, 2001 AND DECEMBER 31, 2000

                                                                                           JUNE             DECEMBER
                                                                                         30, 2001           31, 2000
                                                                                      ----------------   ----------------
ASSETS

       Cash and cash equivalents                                                      $        9,053                 -
       Accounts receivable, related parties                                                    1,810                 -
       Accounts receivable trade, net                                                            -                   -
       Prepaid expenses                                                                          -                   -
                                                                                      ----------------   ----------------
                Current Assets                                                                10,863                 -
                                                                                      ----------------   ----------------
       Property and equipment, net (Note 4)                                                    1,944                 -
       Other assets                                                                              -                   -
                                                                                      ----------------   ----------------
       TOTAL ASSETS                                                                   $       12,807                 -
                                                                                      ================   ================
LIABILITIES AND STOCKHOLDERS' EQUITY
       Accounts payable                                                               $        1,310                 -
       Accrued compensation expense                                                              -                   -
       Accrued expenses                                                                          -                   -
                                                                                      ----------------   ----------------
                Current liabilities                                                            1,310                 -
                                                                                      ----------------   ----------------
       Note Payable, related parties (Note 9)                                                 16,954                 954
                                                                                      ----------------   ----------------
                TOTAL LIABILITIES                                                             18,264                 954
                                                                                      ----------------   ----------------
       STOCKHOLDERS' EQUITY
       Common Stock, Par value $.0001 per share, 50,000,000 shares authorized,
                16,848,000 shares issued and outstanding at June 30, 2001 and
                15,000,000 shares issued and outstanding at December 31, 2000                  1,685               1,500
       Additional Paid In Capital                                                                -                   -
       Deficit Accumulated During the Development Stage                                       (7,142)             (2,454)
                                                                                      ----------------   ----------------
                STOCKHOLDERS' EQUITY                                                          (5,457)               (954)
                                                                                      ----------------   ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $       12,807                 -
                                                                                      ================   ================

See accompanying notes and independent auditors' report.

                                NEXLE CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                       SIX MONTHS ENDED JUNE 30, 2001 AND

           PERIOD FROM INCEPTION (MARCH 18, 1998) TO DECEMBER 31, 2000

                                                                           Six Months           Period From
                                                                         Ended June 30,         Inception to
                                                                              2001           December 31, 2000
                                                                        -----------------    -------------------
REVENUES (Note 11)
            Sales of investments                                                 56,221                   -
            Cost of investments sold                                             46,455                   -
                                                                        -----------------    -------------------
                        Realized gain (loss)                                      9,766                   -
            Unrealized gain (loss) on investments held                              -                     -
                                                                        -----------------    -------------------
                        Gain (loss) on investments                                9,766                   -
                                                                        -----------------    -------------------
            Interest income                                                         109                   -
            Other income                                                            -                     -
                                                                        -----------------    -------------------
                                                                        $         9,875                   -
                                                                        -----------------    -------------------
OPERATING COSTS AND EXPENSES
            Payroll and related expenses                                            -                     -
            Telephone Costs                                                         -                     -
            Occupancy Costs                                                       3,930                   -
            Professional fees                                                    10,000                   -
            Selling, General, and administrative costs                              392                   954
            Depreciation and Amortization                                            56                   -
                                                                        -----------------    -------------------
            Total Operating Costs and Expenses                                   14,378                   954
                                                                        -----------------    -------------------
INCOME BEFORE INCOME TAXES                                                       (4,503)                 (954)
INCOME TAX EXPENSE (BENEFIT) (Note 5)                                               -                     -
                                                                        -----------------    -------------------
NET INCOME (LOSS)                                                       $        (4,503)                 (954)
                                                                        =================    ===================
                                        Page 19

EARNINGS PER SHARE                                                      $          0.00                  0.00
                                                                        =================    ===================

See accompanying notes and independent auditors' report.

                                NEXLE CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                     SIX MONTHS ENDED JUNE 30, 2001 AND THE

           PERIOD FROM INCEPTION (MARCH 18, 1998) TO DECEMBER 31, 2000

                                                                                 COMMON STOCK
                                                      -------------------------------------------------------------------
                                                                                               EARNINGS
                                                                                               (DEFICIT)
                                                                                              ACCUMULATED
                                                                               ADDITIONAL     DURING THE
                                                                                PAID-IN       DEVELOPMENT
                                         NUMBER OF SHARES         AMOUNT        CAPITAL          STAGE          TOTAL
                                        -------------------    ------------------------------------------------------------
Initial capital contribution                           300     $          -          -             -                -
Additional shares issued to Founders                 1,200                -          -             -                -
Impact of 10,000 to 1 stock split               14,998,500            1,500          -           (1,500)            -
Net income (loss)                                        -                -          -             (954)         (954)
                                        -------------------    ------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                    15,000,000     $      1,500          -           (2,454)         (954)
                                        -------------------    ------------------------------------------------------------
Additional shares issued to Non-founders         1,848,000              185                        (185)            -
Net income (loss)                                        -                -          -           (4,503)       (4,503)
                                        -------------------    ------------------------------------------------------------
BALANCE AT JUNE 30, 2001                        16,848,000     $      1,685          -           (7,142)       (5,457)
                                        ===================    ============================================================

See accompanying notes and independent auditors' report.

                                NEXLE CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                     SIX MONTHS ENDED JUNE 30, 2001 AND THE

           PERIOD FROM INCEPTION (MARCH 18, 1998) TO DECEMBER 31, 2000

                                                                                        Six Months
                                                                                        Ended June          Inception to
                                                                                         30, 2001        December 31, 2000
                                                                                      ---------------    -------------------
CASH FLOWS FROM OPERATING ACTIVITIES
            Net income (loss)                                                          $    (4,503)              (954)
            Adjustments to reconcile net income (loss)
                 to net cash provided by
                 operating activities:
                      Depreciation and amortization                                             56                 -
                      (Increase) decrease in:
                            Accounts receivable                                             (1,810)                -
                            Prepaid expenses                                                    -                  -
                            Other assets                                                        -                  -
                      Increase (decrease) in:
                            Accounts payable and accrued expenses                            1,310                 -
                                                                                      ---------------    -------------------
                                                                                              (444)                -
                                                                                      ---------------    -------------------
NET CASH PROVIDED (USED) BY
            OPERATING ACTIVITIES                                                            (4,947)              (954)
CASH FLOWS FROM INVESTING ACTIVITIES
            Acquisition of equipment                                                        (2,000)                -
                                                                                      ---------------    -------------------
                                                                                            (2,000)                -
                                                                                      ---------------    -------------------
CASH FLOWS FROM FINANCING ACTIVITIES
            Repayments on notes payable, related parties                                   (31,000)                -
            Borrowings on notes payable, related parties                                    47,000                954
                                                                                      ---------------    -------------------
                                                                                            16,000                954
                                                                                      ---------------    -------------------
                 NET INCREASE (DECREASE) IN CASH                                             9,053                 -
CASH AT BEGINNING OF YEAR                                                                       -                  -
                                                                                      ---------------    -------------------
CASH AT END OF YEAR                                                                   $      9,053                 -
                                                                                      ===============    ===================
SUPPLEMENTAL DISCLOSURE
            Income taxes paid                                                         $         -                  -
                                                                                      ===============    ===================
            Interest Paid                                                             $         -                  -
                                                                                      ===============    ===================


See accompanying notes and independent auditors' report.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(1) ORGANIZATION AND BACKGROUND

ORGANIZATION

Nexle Corporation, a Delaware Corporation, was formed in 1998 as Integrative Technologies Corporation. Integration Technologies Corporation changed its name to Nexle Corporation in April 2001.

DEVELOPMENT STAGE COMPANY

The Company is a development stage company, as defined in the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although planned operations have commenced, an immaterial amount of revenue has been realized.

NATURE OF OPERATIONS

The Company is a development stage company and has not experienced significant operations since its formation. The Company intends to utilize a propriety methodology to trade commodities futures contracts and their derivatives. The principal activities of the Company, from the beginning of the development stage, have been organizational matters and the issuance of stock.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Nexle Corporation conform to generally accepted accounting principles (GAAP) and to general practices within the commodities trading industry. The following summarizes the more significant of these policies.

BASIS OF FINANCIAL STATEMENTS

The financial statements include the accounts of Nexle Corporation ("the Company") as of and for the six months ended June 30, 2001 and the period from Inception (March 18, 1998) through December 31, 2000.

REVENUE RECOGNITION

The Company will primarily generate revenues from commodities trading activity. The Company will also trade equity securities. The Company records the gross proceeds from the sale of commodities contracts, their derivatives, and equity securities as gross revenue from sales of investments and records the historical cost of the related investments as cost of investments sold. The Company intends to be involved in the trading of commodities contracts, their derivatives, and equity securities and will recognize the change in market values of the investments as unrealized gain (loss) on investments.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK OPTIONS

Stock that is issued for services rendered is recorded at the fair value of the stock in the year that the stock is given and recorded as an expense in the same year.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CREDIT POLICY

In conjunction with the valuation of its financial instruments, the Company provides reserves for credit risks associated with such activity. Credit risk relates to the risk of loss that the Company would incur as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. The Company maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. These policies include an evaluation of potential counterparties' financial condition, collateral requirements under certain circumstances and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. These financial instruments potentially subject the Company to concentrations of credit risk. The Company minimizes this risk by dealing with major financial institutions that have high credit ratings.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful life of each class of assets using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in the statement of income.

The Company reviews long-lived assets and certain identifiable intangibles for impairment, based on the estimated undiscounted future cash flows, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

COMPUTER SOFTWARE

Direct costs of materials and services consumed in developing or obtaining software, including payroll and payroll-related costs for employees who are directly associated with and who devote time to the software project are capitalized. Costs may begin to be capitalized once the application development stage has begun. All other costs are expensed as incurred. The Company amortizes the costs on a straight-line basis over the useful life of the software. Impairment is evaluated based on changes in the expected usefulness of the software. The Company has not capitalized any computer software development costs as of June 30, 2001.

FEDERAL INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset in which the Company is not able to determine on a more likely than not basis that the deferred tax asset will be realized.

EARNINGS PER SHARE

Basic earnings per share are computed based upon the weighted-average number of common shares outstanding during the periods. Diluted earnings per share is computed based upon the weighted-average number of common shares outstanding plus the assumed issuance of common shares for all potentially dilutive securities.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMMODITIES CONTRACTS

The Company accounts for commodities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended by SFAS No. 137 and SFAS No. 138, and the Emerging Issues Task Force Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities."

NEW ACCOUNTING PRONOUNCEMENTS

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through earnings, with special accounting allowed for certain qualifying hedges. The Company adopted SFAS No. 133 as of January 1, 2001.

There was no impact of The Company 's adoption of SFAS No. 133 on earnings and on "Other Comprehensive Income" because the Company was not actively involved in commodities trading.

(3) COMMON STOCK

FOUNDERS STOCK

At incorporation the Company issued stock to the initial founder of the corporation. These 300 shares were issued for consideration of $.0001 per share. Prior to December 31, 2000, the Company issued an additional 1,200 shares of stock to Company founders. Proceeds from these sales were $0.15. On May 15, 2001, the Company changed the authorized shares from 1,500 shares to 50,000,000 shares and implemented a 10,000 to 1 stock split that resulted in the 1,500 shares being converted into 15,000,000 shares of $.0001 par value per share common stock.

STOCK OPTIONS

The Company has not issued any stock options as of June 30, 2001 and does not presently have a stock option plan.

ADDITIONAL SHARES ISSUED

The Company issued an additional 1,848,000 shares of common stock to non-founders. Each share had a par value of $.0001 per share and was issued to the investors at $0.00 (no cost) a share. The stock was issued to 31 different investors. There were no proceeds from issuance of these additional shares. The Company has issued the shares but has not issued stock certificates or placed the shares with a stock agent as of June 30, 2001.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(4) PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of the following at June 30, 2001 and December 31, 2000:

                                                     JUNE 30, 2001                    DECEMBER 31, 2000
                                                 -----------------------          -------------------------
                                                      (UNAUDITED)
Furniture and fixtures                           $                   --                      -
Computer equipment                                                2,000                      -
                                                 -----------------------          -------------------------
                                                                  2,000                      -
                                                 -----------------------          -------------------------
Accumulated depreciation                                            (56)                     -
                                                 -----------------------          -------------------------
                                                 $                1,944                      -
                                                 =======================          =========================

Depreciation charged to operations amounted to $56 and $-- for the six months ended June 30, 2001 and the period from inception through December 31, 2000, respectively.

(5) INCOME TAXES

There was no Federal or state income tax expense for the period from inception through December 31, 2000 or for the six months ended June 30, 2001.

There were no significant deferred tax assets or liabilities at June 30, 2001 or December 31, 2000.

The Company had a remaining cumulative federal tax net operating losses (NOLs) of approximately $954 as of December 31, 2000 for tax purposes. These NOLs were generated, principally, as a result of the tax losses resulting from maintaining the legal status of the Company. The carryforwards expire as follows:

                                          REGULAR TAX         YEAR OF EXPIRATION
                                      -------------------     ------------------
                                      $         480                  2019
                                                474                  2020
                                      -------------------
                                      $         954
                                      ===================

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(5) INCOME TAXES (CONTINUED)

A reconciliation of the U.S. statutory income tax rate to the effective rate (excluding the effect of the change in tax status) for the six months ended June 30, 2001 and the period from inception through December 31, 2000 was as follows:

                                                                   JUNE 30, 2001               DECEMBER 31, 2000
                                                                   -------------               -----------------
   Tax at Federal Statutory rate of 35%                         $     (1,576)                        (334)
   State income tax                                                      --                            --
   Other items                                                           --                            --
   Change in valuation  allowance  for tax benefits for
       deferred taxes                                                  1,576                          334
                                                                ---------------------      ---------------------------
   Income Tax expense                                           $        --                            --
                                                                =====================      ===========================

Due to of the current uncertainty of realizing the benefits of the tax carry forward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carry forward depends predominately upon the Company's ability to generate taxable income during the carry forward period. At December 31, 2000, the Corporation has provided a valuation allowance for the deferred assets associated with the NOL carryforwards.

(6) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is not a party to financial instruments with off-balance sheet risk at June 30, 2001 and December 31, 2000.

(7) EMPLOYEE BENEFITS

The Company has three employees as of June 30, 2001, each of which are shareholders and officers of the Company, and as of June 30, 2001 has not made any compensation payments. The Company intends to begin making compensation payments to these employees beginning in the second half of 2001. The Company does not currently provide for any employee benefit plans to its employees.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that The Company disclose estimated fair values for its financial instruments. The fair value estimates presented herein are based on relevant information available to management as of June 30, 2001 and December 31, 2000. Because the reporting requirements exclude certain financial instruments and all non-financial instruments, the aggregate fair value amounts presented herein do not represent management's estimate of the underlying value of The Company. The fair value estimates, methods and assumptions used are set forth below for The Company's financial instruments:

                                           Carrying         Fair            Carrying           Fair
                                            Amount          Value            Amount            Value
                                         ----------------------------------------------------------------
                                                 JUNE 30, 2001                  DECEMBER 31, 2000
                                         ----------------------------------------------------------------
Cash and cash equivalents                $       9,053      9,053              --               --
Note payable, related parties                   16,954     16,954             954               954

CASH AND CASH EQUIVALENTS

Carrying value approximates fair value because of the short maturity of these instruments and absence of any anticipated credit concerns.

NOTE PAYABLE, RELATED PARTIES

The Company's notes payable are due on demand and, accordingly, the carrying amount of debt instruments approximates fair value.

(9) RELATED PARTY TRANSACTIONS

The Company is party to transactions with affiliates through common ownership in the normal course of business. Some of the more significant related party transactions follow:

The Company entered into an informal agreement with three of its shareholders to provide assistance to the Company in the formation of its corporate structure and to use their contacts in assisting with the development of a public market for the Company's common stock. The shareholder employees have not received any compensation to date for their efforts.

The Company has a note payable agreement with certain shareholders that allows for advances up to a cumulative $47,954 in outstanding principal balance. The note payable has an unpaid principal balance of $16,954 at June 30, 2001 and $954 at December 31, 2000. The outstanding principal, if not paid earlier, is due and payable on December 31, 2002. The note is unsecured and non-interest bearing. At the option of the Company or the note holders the notes payable can be converted into restricted common stock of the Company at $0.10 per share.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(10) COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company has entered into leases for certain administrative office space and equipment. A summary of the total minimum lease payments under non-cancelable operating leases for office space and office equipment follows:

           YEAR ENDING DECEMBER 31,      LEASE COMMITMENT
           -------------------------------------------------------
           2001                          $ 7,860
           2002                          $ 3,930
           2003                          $   --
           2004                          $   --
           2005                          $   --
           Thereafter                    $   --

Lease expense was approximately $3,930 and $-- for the six months ended June 30, 2001 and the period from inception through December 31, 2000, respectively. The total amount of base lease payments is being charged to expense on the straight-line method over the term of the lease.

LITIGATION

At June 30, 2001 and December 31, 2000, the Company was not involved in any litigation or active legal actions.

(11) CONCENTRATIONS

The Company has customer concentrations (revenue in excess of 10% of total revenue) with certain customers for the six months ended June 30, 2001 as follows: The substantial amount of the Company's revenues came from the sale of equity securities (publicly traded common stock) of one company.

In the future the Company intends to concentrate its investments in commodities in gas contracts and their derivatives. The Company may enter into contracts with a limited number of counterparties. This concentration of counterparties may impact the Company 's overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. Based on the Company 's policies, its exposures and its credit reserves, the Company does not anticipate a materially adverse effect on financial position or results of operations as a result of counterparty nonperformance.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(12) GOING CONCERN

From the date of inception to June 30, 2001, the Company has yet to commence receiving a material amount of revenue and has generated insufficient income from operations from operating activities which raise substantial doubt about its ability to continue as a going concern.

Management will work to establish a niche for its commodities trading activities that will generate significant revenues, and cash flows to support operations.

The Company's ability to continue as a going concern is dependent upon achieving profitable operations, and obtaining additional funding from current shareholders, officers, and note holders of the Company.

There is no assurance that the Company will be successful in its efforts to raise additional proceeds or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                   SIGNATURES

                In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         (Registrant)        NEXLE CORPORATION

Date August 22, 2001                         By /s/Darrell W. McEver
                                             Darrell W. McEver, President and
                                             Chairman of the Board of Directors



Date August 22, 2001                         By /s/John R. Barnard
                                             John R. Barnard
                                             Senior Vice President



Date August 22, 2001                         By /s/Gabriel W. McEver
                                             Gabriel W. McEver
                                             Vice President

                                    EXHIBITS
                                Index to Exhibits

------------------------------------------------------------------------------------------------------
              EXHIBITS
           SEC REFERENCE               TITLE OF DOCUMENT                                LOCATION
              NUMBER
------------------------------------------------------------------------------------------------------
               3.1                   Certificate of Incorporation                    This Filing Page
------------------------------------------------------------------------------------------------------
               3.2                   Amendment to Certificate                        This Filing Page
                                     of Incorporation - Name Change
------------------------------------------------------------------------------------------------------
               3.3                   Amendment to Certificate                        This Filing Page
                                     of Incorporation - Stock Split
------------------------------------------------------------------------------------------------------
               3.4                   Bylaws                                          This Filing Page
------------------------------------------------------------------------------------------------------
               10.1                  Lease Agreement on the premises                 This Filing Page
------------------------------------------------------------------------------------------------------
               11.1                  Statement re: Computation                       This Filing Page
                                     of per share earnings
------------------------------------------------------------------------------------------------------